655 Fifteenth Street, N.W.
Washington, D.C. 20005

George P. Stamas, P.C.
To Call Writer Directly:	(202) 879-5000	Facsimile:
(202) 879-5090		(202) 879-5200
george.stamas@kirkland.com	www.kirkland.com
June 7, 2011
Via EDGAR Submission and Hand Delivery
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David L. Orlic

	Re:	SRA INTERNATIONAL, INC. Revised Preliminary Proxy Statement on Schedule 14A filed May 23, 2011 (SEC File No. 001-31334)

Amendment No. 1 to Schedule 13E-3 filed May 23, 2011 (SEC File No. 005-78832)
Ladies and Gentlemen:
                         On behalf of SRA INTERNATIONAL, INC., a Delaware corporation (the “Company” or “SRA”), in connection with its Preliminary Proxy Statement on Schedule 14A and Amendment No. 1 to Schedule 13E-3 originally filed on May 23, 2011 with the Securities and Exchange Commission (the “Commission”), set forth below are the Company’s responses to your comment letter dated June 3, 2011 (the “Comment Letter”). We have enclosed with this letter a complete copy of the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3”) being filed with the Commission, which have been revised to reflect comments raised by the Staff in the Comment Letter.
                         For your convenience, we have provided in italics each of your numbered comments followed immediately thereafter by our responses. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Proxy Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai

Securities and Exchange Commission
June 7, 2011

Schedule 13E-3
General
1.	We note your response to comment 4 of our prior letter. With respect to the voting agreement, please provide a more detailed analysis as to why you believe that Dr. Volgenau did not incur a Schedule 13D filing obligation as a result of the voting agreement. Refer to Question 101.03 of the Compliance and Disclosure Interpretations relating to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting.

Response: Dr. Volgenau does not believe that he incurred a Schedule 13D filing obligation when he entered into the voting agreement with Providence because he did not become part of a group with Providence by virtue of this agreement or otherwise acquire beneficial ownership of any additional shares of Company common stock. Dr. Volgenau has nonetheless agreed to file promptly a Schedule 13D to reflect his beneficial ownership of common stock of the Company.
Preliminary Proxy Statement on Schedule 14A
Background of the Merger, page 17
2.	We note your response to comment 14 of our prior letter. Given that the June 2010 and October 2010 financial forecasts were provided to Providence, please disclose these forecasts in your proxy statement. You may indicate that the forecasts were superseded by later forecasts in March 2011.

Response: The Company has added disclosure in response to the Staff’s comment. See pages 51-54 of the Preliminary Proxy Statement.
Recommendation of Our Board of Directors and Special Committee . . . page 28
3.	We note the disclosure that you have added in response to comment 16 of our prior letter. Please clarify why the special committee considered it an advantage to unaffiliated securityholders that Dr. Volgenau had no material restrictions on his ability to invest with any third party. As requested, please also tell us, with a view towards revised disclosure, whether the board of directors considered it a detriment to the transaction that Dr. Volgenau may have been unwilling to sell the company to other parties.

Response: The Company has added disclosure in response to the Staff’s comment. See pages 30-31 of the Preliminary Proxy Statement. As disclosed in the “Background of the Merger” section of the Preliminary Proxy Statement, Dr. Volgenau indicated a willingness to consider and actively participated in discussions regarding a potential transaction with multiple bidders that had been identified by the Special Committee during the course of its process, including both financial and strategic bidders.

Securities and Exchange Commission
June 7, 2011

Prospective Financial Information, page 49
4.	We note your response to comment 22 of our prior letter. We believe that Rule 100(d) of Regulation G is inapplicable to the projections in question, given that you provided these projections to the Providence Entities. Please provide the disclosures required by Regulation G, or cite to the authority upon which you rely in not providing this information.

Response: The Company has added disclosure in response to the Staff’s comment. See pages 52-55 of the Preliminary Proxy Statement.
Annex E
5.	Please disclose the country of citizenship of Ms. Sara Volgenau. See Item 1003(c)(5) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Annex E to include a statement that Ms. Volgenau is a United States citizen.
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Securities and Exchange Commission
June 7, 2011

                         We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (202) 879-5090, Alexander D. Fine at (202) 879-5125 or Elisabeth M. Martin at (312) 862-3055.

Sincerely,
/s/ George P. Stamas, P.C.

George P. Stamas, P.C.

cc:	Mark D. Schultz SRA International, Inc.

William D. Regner Debevoise & Plimpton LLP

Stephen I. Glover Gibson, Dunn & Crutcher LLP

Denise A. Cerasani Dewey & LeBoeuf LLP